UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)*

AXA

(Name of Issuer)

 Ordinary Shares of € 2.29 each

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

George Stansfield
General Counsel
AXA
25 avenue Matignon
75008 Paris, France
011-33-1-40-75-72-75

with a copy to:
Philip J. Boeckman
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom
011-44-20-7453-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not applicable
1.	Names of Reporting Persons AXA Assurances IARD Mutuelle I.R.S. Identification Nos. of Above Persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	139,860,665 Shares (representing 254,673,683 votes)
	8.	Shared Voting Power	See Items 5(a) and 5(b)
	9.	Sole Dispositive Power	139,860,665 Shares
	10.	Shared Dispositive Power	See Items 5(a) and 5(b)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,155,994 Shares (including deemed beneficial ownership of Shares owned by other Mutuelles AXA). See Items 4 and 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.34% of the Shares, representing 21.68% of the voting power
14.	Type of Reporting Person (See Instructions) IC

CUSIP No:	Not Applicable
1.	Names of Reporting Persons. AXA Assurances Vie Mutuelle I.R.S. Identification Nos. of Above Persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	57,796,724 Shares (representing 104,406,093 votes)
	8.	Shared Voting Power	See Items 5(a) and 5(b)
	9.	Sole Dispositive Power	57,796,724 Shares
	10.	Shared Dispositive Power	See Items 5(a) and 5(b)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,155,994 Shares (including deemed beneficial ownership of Shares owned by other Mutuelles AXA). See Items 4 and 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.34% of the Shares, representing 21.68% of the voting power
14.	Type of Reporting Person (See Instructions) IC

CUSIP No:	Not applicable
1.	Names of Reporting Persons. AXA Courtage Assurance Mutuelle I.R.S. Identification Nos. of Above Persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	52,498,605 Shares (representing 100,308,202 votes)
	8.	Shared Voting Power	See Items 5(a) and 5(b)
	9.	Sole Dispositive Power	52,498,605 Shares
	10.	Shared Dispositive Power	See Items 5(a) and 5(b)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,155,994 Shares (including deemed beneficial ownership of Shares owned by other Mutuelles AXA). See Items 4 and 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.34% of the Shares, representing 21.68% of the voting power
14.	Type of Reporting Person (See Instructions) IC

This Amendment No. 4 amends and restates in its entirety the Statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on September 16, 1996, by FINAXA, AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA Conseil Assurances Vie Mutuelle, as amended by Amendment No. 1 to the Schedule 13D filed on February 4, 1997, Amendment No. 2 to the Schedule 13D filed on September 8, 2000 and Amendment No. 3 to the Schedule 13D filed on December 2, 2004. The Schedule 13D is amended and restated as follows:

ITEM 1. SECURITY AND ISSUER.

The equity securities to which the statement relates are the Ordinary Shares, nominal value € 2.29 each (the “Ordinary Shares”), of AXA, a société anonyme organized under the laws of France (“AXA”), which Ordinary Shares also trade in the United States in the form of American Depositary Shares (“ADSs”, each of which represents one Ordinary Share) directly evidenced by American Depositary Receipts (“ADRs”) (both the Ordinary Shares held in ADR form and those held directly in their local form are collectively referred to as the “Shares”). The principal executive offices of AXA are located at 25 avenue Matignon, 75008 Paris, France.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement of Beneficial Ownership on Schedule 13D was originally filed by (i) FINAXA, a société anonyme organized under the laws of France (“FINAXA”), and (ii) AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assurance Mutuelle, Alpha Assurances Vie Mutuelle and Alpha Assurances IARD Mutuelle. Subsequent to such filing, (i) Uni Europe Assurance Mutuelle changed its name to “AXA Courtage Assurance Mutuelle”, (ii) Alpha Assurances IARD Mutuelle merged with and into Alpha Assurances Vie Mutuelle, (iii) Alpha Assurances Vie Mutuelle changed its name to “AXA Conseil Vie Assurance Mutuelle”, (iv) AXA Conseil Vie Assurance Mutuelle merged with and into AXA Assurances Vie Mutuelle and (v) FINAXA merged with and into AXA. As used hereinafter, the term “Mutuelles AXA” shall be deemed to refer to AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle, collectively, and any successors thereto. The Mutuelles AXA are also collectively referred to herein as the “Reporting Persons”.

Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of the principal business and office of each of the Mutuelles AXA is 26 rue Drouot, 75009 Paris, France.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers of each of the Mutuelles AXA, and the members each of the Mutuelles AXA’s Conseil d’Administration (the body analogous to a United States corporation’s board of directors) are set forth on Exhibits 1, 2 and 3 hereto. None of the Reporting Persons nor, to the best knowledge of any Reporting Person, any natural person named in Exhibits 1, 2 or 3 has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 9, 1996, the Mutuelles AXA and FINAXA exercised the rights of first refusal granted to them under an agreement with Assicurazioni Generali S.p.A., an Italian corporation (“Generali”), and purchased 12,061,937 Shares from a subsidiary of Generali. AXA Assurances IARD Mutuelle financed its acquisition of Shares with proceeds of FF 383.0 million from the sale to Goldman Sachs International (“Goldman Sachs”) of 244,744 AXA 6% convertible bonds due January 1, 2001 (the “AXA 6% Bonds”). AXA Courtage Assurance Mutuelle financed its acquisition of Shares with proceeds of FF 152.7 million from the sale to Goldman Sachs of 97,561 AXA 6% Bonds. FINAXA financed its acquisition of Shares with working capital, proceeds of FF 714.3 million from the sale of 456,446 AXA 6% Bonds to Goldman Sachs and drawings under three committed lines of credit.

On May 24, 2000, FINAXA and its subsidiaries subscribed for 6,679,567 Shares, as described in Item 4 below, for an aggregate consideration of €821,586,741. FINAXA paid such consideration with funds from short-term bank loans. On May 24, 2000, AXA Assurances IARD Mutuelle subscribed for 359,765 Shares for an aggregate consideration of €44,251,095. AXA Assurances Vie Mutuelle subscribed for 161,124 Shares for an aggregate consideration of €19,818,252. AXA Courtage Assurance Mutuelle subscribed for 197,362 Shares for an aggregate consideration of €24,275,562. AXA Conseil Vie Assurance Mutuelle subscribed for 180,111 Shares for an aggregate consideration of €24,275,562. AXA Conseil Vie Assurance Mutuelle subscribed for 180,111 Shares for an aggregate consideration of €22,153,653. Each of the Mutuelles AXA paid such consideration with funds from available capital and short-term borrowings.

With the exception of Shares acquired in connection with the merger of FINAXA into AXA, as described below, since May 24, 2000, the Reporting Persons have financed their acquisitions of Shares described in Item 4 below with funds from available capital, short term intra-group borrowings and drawings under committed lines of credit. Shares acquired by the Reporting Persons in connection with the merger of FINAXA into AXA were acquired through the exchange of existing FINAXA shares held by the Reporting Persons for newly issued Shares, at a ratio of 15 Shares for four FINAXA shares.

ITEM 4. PURPOSE OF TRANSACTION.

Background Information on Transactions

In 1988, Les Mutuelles Unies, a group of several French regional mutual insurance companies that were the predecessors of the Mutuelles AXA, acting together, transferred their interests in their insurance businesses to Compagnie du Midi, a French holding company, predecessor of AXA, owning insurance and financial services companies in France and other countries in Western Europe. In exchange, Les Mutuelles Unies received a substantial interest in Shares.

In 1990, the name of Compagnie du Midi was changed to AXA. In the same year, Les Mutuelles Unies contributed most of their Shares (held through FINAXA) and Generali contributed its Shares to Midi Participations, a new intermediate holding company organized in France, in exchange for shares of Midi Participations.

In 1991, Les Mutuelles Unies and the mutual companies associated with the former Compagnie du Midi were reorganized into the entities that are now the Mutuelles AXA.

On May 9, 1996, Midi Participations was merged into AXA. FINAXA received 48,847,835 Shares and subsidiaries of Generali received 30,753,165 Shares, 10,000,000 of which were exchanged for all the capital stock held by certain subsidiaries of AXA in GME, a Dutch holding company controlled by Generali.

In July 1996, a subsidiary of AXA sold 4,600,000 Shares in concurrent offerings in the United States and to institutional investors outside the United States and France.

On September 9, 1996, the Mutuelles AXA and FINAXA exercised the rights of first refusal granted to them under an agreement with Generali and purchased 12,061,937 Shares from a subsidiary of Generali. As a result, AXA Assurances IARD Mutuelle purchased 1,331,064 Shares, AXA Courtage Assurance Mutuelle purchased 530,595 Shares and FINAXA purchased 10,200,278 Shares, in each case, at a purchase price of FF 285 per Share. An indirect subsidiary of AXA purchased 8,691,228 Shares which represented the balance of the Shares owned by Generali and its subsidiaries for the same purchase price per Share. As a result of these transactions, the Mutuelles AXA, as a group, directly beneficially owned 12,730,184 Shares and FINAXA beneficially owned 73,211,608 Shares.

In May 1997, FINAXA converted 418,118 AXA 6% Bonds it owned into 2,153,308 Shares following its exercise of the option granted by AXA to holders of the AXA 6% Bonds to convert each such bond into 5.15 Shares.

On May 3, 2000, AXA granted to each holder of Shares preferential subscription rights (“Subscription Rights”) entitling such holder to purchase one newly issued Share for each 12 Shares held by such holder at a price of €123 per Share. In the aggregate, AXA granted Subscription Rights to purchase 30,232,756 Shares, to be exercised between May 11, 2000 and May 24, 2000. FINAXA subscribed for 6,679,567 Shares, AXA Assurances IARD Mutuelle subscribed for 366,341 Shares, AXA Assurances Vie Mutuelle subscribed to 164,069 Shares, AXA Courtage Assurance Mutuelle subscribed to 200,969 Shares, and AXA Conseil Vie Assurance Mutuelle subscribed to 183,403 Shares.

On September 21, 2000, FINAXA purchased 60,149 Shares in the open market at a price of €149.03 per Share. On September 29, 2000, FINAXA purchased 61,701 Shares in the open market at a price of €148.00 per Share.

On January 1, 2001, AXA’s 4.5% Convertible Bonds (issued in October 1995 in connection with its acquisition of Abeille Re) were mandatorily converted into Shares pursuant to their terms. AXA converted an aggregate principal amount of €320 million of such 4.5% Convertibles Bonds into 7,175,000 Shares. As a result of this mandatory conversion, AXA Assurances Vie Mutuelle received 547,075 Shares.

On May 9, 2001, AXA’s shareholders approved a 4-for-1 stock split of AXA’s outstanding Shares, effective May 16, 2001.

On June 21, 2002, FINAXA purchased 500,000 Shares in the open market at a price of €18.26 per Share. On June 25, 2002, FINAXA purchased 60,000 Shares in the open market at a price of €17.71 per Share. On each of July 2, 7, 8 and 16, 2002, respectively, FINAXA purchased 500,000 Shares in the open market at a price of €16.84, €17.22, €16.24 and €15.40 per Share, respectively.

On March 3, 2003, holders of FINAXA bonds exchangeable for Shares exercised their option to exchange each such bond. As a result of such exercise, FINAXA delivered 173,044 Shares to such holders.

On September 3, 2003, FINAXA sold 1,000,000 Shares in the open market at a price of €17.05 per Share.

On September 22, 2003, in order to finance the acquisition of the MONY Group, Inc. by AXA Financial, Inc., an indirect AXA subsidiary, AXA granted to each holder of Shares one warrant to subscribe for bonds redeemable in Shares or cash (each, a “Bond”) at a price of €12.75 per Bond, with 16 warrants carrying the right to subscribe for one Bond. FINAXA was granted warrants to subscribe to 19,828,691 Bonds, AXA Assurances IARD Mutuelle was granted warrants to subscribe to 1,306,004 Bonds, AXA Assurances Vie Mutuelle was granted warrants to subscribe to 1,109,015 Bonds and AXA Courtage Assurance Mutuelle was granted warrants to subscribe to 641,426 Bonds. Each of the Reporting Persons exercised the totality of the warrants granted to them.

On December 16, 2003, FINAXA sold 500,000 Shares in the open market at a price of €16.48 per Share. On December 19, 2003, FINAXA sold 250,000 Shares in the open market at a price of €16.35 per Share. On December 22, 2003, FINAXA sold 250,000 Shares in the open market at a price of €16.25 per Share.

On July 22, 2004, AXA redeemed the Bonds in Shares (one Bond being redeemed for one Share). As a result, FINAXA received 19,828,691 Shares, AXA Assurances IARD Mutuelle received 1,306,004 Shares, AXA Assurances Vie Mutuelle received 1,109,015 Shares and AXA Courtage Assurance Mutuelle received 641,426 Shares.

On November 26, 2004, FINAXA acquired an aggregate of 6,749,953 Shares from indirect subsidiaries of AXA in a block trade at a price of €17.715 per Share.

On November 21, 2005, AXA acquired pursuant to a public offer an aggregate of 12,399,075 bonds exchangeable into AXA shares that were issued by FINAXA in June 1998 (the “FINAXA Exchangeable Bonds”). As a result of the merger on December 16, 2005, AXA acquired from FINAXA the Shares into which the FINAXA Exchangeable Bonds are exchangeable.

On December 16, 2005, FINAXA was merged with and into AXA, in a transaction approved by the shareholders of each corporation. In such merger, existing FINAXA shares were exchanged for newly issued Shares, at a ratio of 15 Shares for four FINAXA shares. In this transaction, AXA Assurances IARD Mutuelle received 117,658,601 Shares in exchange for 31,375,627 FINAXA shares; AXA Assurances Vie Mutuelle received 38,963,473 Shares in exchange for 10,384,926 FINAXA shares; and AXA Courtage Assurance Mutuelle received 41,594,359 Shares in exchange for 11,091,829 FINAXA shares.

Purpose of the Transactions

Each time the Reporting Persons completed transactions affecting their beneficial ownership in Shares (as described in the preceding section of this Item 4), they did so either because they considered the purchase price attractive or to maintain their direct and indirect voting power in AXA. It is the current intention of the Reporting Persons to maintain their aggregate interest in AXA at or about its current level. However, the Reporting Persons reserve the right, depending upon the circumstances, to dispose of any of or all the Shares directly or indirectly beneficially owned by one or more of them, or to acquire additional Shares.

Except as described in this statement, the Reporting Persons do not have any current plans or proposals which relate to or would result in:

(a)  The acquisition by any person of additional securities of AXA, or the disposition of securities of AXA;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AXA or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of AXA or any of its subsidiaries;

(d)  Any change in the present board of directors or management of AXA, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of AXA;

(f)  Any other material change in AXA’s business or corporate structure;

(g)  Changes in AXA’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AXA by any person;

(h)  Causing a class of securities of AXA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of AXA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right, depending on the circumstances, to consider plans or proposals in the future which relate to or would result in one or more of the actions enumerated above and to seek to implement any such plans or proposals at such time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) After giving effect to the merger of FINAXA into AXA, on December 30, 2005, AXA Assurances IARD Mutuelle directly beneficially owned 139,860,665 Shares (6.34% of the Shares, representing 12.02% of the voting power), AXA Assurances Vie Mutuelle directly beneficially owned 57,796,724 Shares (2.62% of the Shares, representing 4.93% of the voting power) and AXA Courtage Assurance Mutuelle beneficially owned 52,498,605 Shares (2.38% of the Shares, representing 4.73% of the voting power). Accordingly, the Mutuelles AXA, as a group, directly beneficially owned 250,155,994 Shares as of such date (11.34% of the Shares, representing 21.68% of the voting power).

As of December 30, 2005, after giving effect to the merger of FINAXA into AXA, AXA and its subsidiaries owned 32,091,519 Shares which have no voting rights while so owned and that are not included in the Shares beneficially owned by any of the Reporting Persons.

To the best knowledge of the Reporting Persons, no executive officer of any Reporting Person or member of any Reporting Person’s Conseil d’Administration beneficially owns any Shares other than as indicated on Exhibits 1 through 3.

(b) Each Reporting Person possesses the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares held by it, as described in Item 5(a) above. To the best knowledge of the Reporting Persons, the executive officers of the Reporting Persons and members of the Conseil d’Administration of each Reporting Person possess the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares held by each of them, as described in Exhibits 1 through 3.

(c) The Reporting Persons have not effected any transaction in the Shares during the past 60 days other than as indicated in Item 4 above. To the best knowledge of the Reporting Persons, no executive officer of any Reporting Person or member of any Reporting Person’s Conseil d’Administration has effected any transaction in the Shares during the past 60 days other than as indicated on Exhibit 4.

(d) Not applicable.

(e) On December 16, 2005, FINAXA merged with and into AXA and, accordingly, ceased to be the beneficial owner of more than 5% of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively exercise majority control over FINAXA. The Mutuelles AXA intend to enter into new agreements with similar terms that give effect to the merger of FINAXA into AXA. At present, the Mutuelles AXA continue to operate pursuant to the arrangements established by the agreements regarding FINAXA. These agreements affirm the intention of the Mutuelles AXA to utilize the synergies between the Mutuelles AXA and AXA’s insurance subsidiaries to enhance their competitiveness while maintaining their separate identities. As part of these agreements, the Mutuelles AXA have also established a strategy committee (comité de coordination stratégique) composed of various members appointed by the boards of directors of the Mutuelles AXA. The strategy committee elects a chairman from among its members who, at present, is Claude Bébéar, who is also Chairman of AXA’s Supervisory Board. The strategy committee was generally consulted on all significant matters relating to FINAXA. Under these agreements, each of the Mutuelles AXA has also granted a right of first refusal to the other Mutuelles AXA in the event of any sale or other disposition of shares of FINAXA (or subscription or other rights or options relating thereto) and agreed not to purchase additional shares of FINAXA without the prior consent of the strategy committee.

Except as described in this statement, to the best knowledge of the Reporting Persons, there are not any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other persons with respect to any securities of AXA.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Material To Be Filed as Exhibits

Exhibit 1	Information with respect to Executive Officers of AXA Assurances IARD Mutuelle and Members of AXA Assurances IARD Mutuelle’s Conseil d’Administration

Exhibit 2	Information with respect to Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle’s Conseil d’Administration

Exhibit 3	Information with respect to Executive Officers of AXA Courtage Assurance Mutuelle and Members of AXA Courtage Assurance Mutuelle’s Conseil d’Administration

Exhibit 4	Transactions Effected by Persons Named in Exhibits 1 through 3 within the last 60 days.

Exhibit 5	Filing Agreement with respect to Schedule 13D among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AXA[1]

By:	/s/ Denis Duverne

Name: Denis Duverne
Title: Chief Financial Officer and Member of the Management Board

Date: January 3, 2006

1 Pursuant to the Filing Agreement with respect to Schedule 13D among the Reporting Persons filed as Exhibit 5 hereto, this statement on Schedule 13D is filed by AXA on behalf of each of AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle.